UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.          )*

STEWART & STEVENSON SERVICES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

860342104
(CUSIP Number)

December 31, 1998
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)


*The remainder of this page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860342104

1.  Name of Reporting Person
    I.R.S. Identification Number of Above Person
    (entities only)
            STEIN ROE & FARNHAM INCORPORATED
            36-3447638

2.  Check the appropriate box if a member of a group
     (a) -----
     (b) -----

3.  SEC USE ONLY

4.  Citizenship or place of organization
            Delaware Corporation

Number of shares beneficially owned by each reporting person with
5.  Sole voting power                        138,600 shares

6.  Shared voting power                        -0-

7.  Sole dispositive power                     -0-

8.  Shared dispositive power               1,863,000 shares

9.  Aggregate amount beneficially owned by each reporting
person                                     1,863,000 shares

10. Check box if the aggregate amount in Row (9) excludes
certain shares                             not applicable

11. Percent of class represented by amount in Row 9   6.66%

12. Type of Reporting Person                    IA

Item 1(a).  Name of Issuer:
                  STEWART & STEVENSON SERVICES, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
                  2708 North Loop West
                  Houston, Texas  77008

Item 2(a).  Name of Person Filing:
                  Stein Roe & Farnham Incorporated

Item 2(b).  Address of Principal Business Office:
                  One South Wacker Drive
                  Chicago, IL 60606

Item 2(c).  Citizenship:    Delaware Corporation

Item 2(d).  Title of Class of Securities:  Common Stock

Item 2(e).  CUSIP Number 860342104

Item 3.  If this statement is filed pursuant to Sec.
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (e) [XX] An investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E)

Item 4.  Ownership:
         (a)  Amount beneficially owned:  1,863,000 shares

         (b)  Percent of Class:  6.66%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote or to direct the vote:
                                              138,600 shares

              (ii) shared power to vote or to direct the
vote:                                                    -0-

              (iii) sole power to dispose or to direct the
disposition:                                             -0-

              (iv) shared power to dispose or to direct the
disposition:                                1,863,000 shares

Stein Roe & Farnham Incorporated ("Stein Roe") serves as investment adviser to SR&F Base Trust (the "Trust") and its series designated SR&F Special Portfolio. Various of Stein Roe's employees are also officers and trustees of the Trust, but Stein Roe does not consider the Trust to be controlled by such persons. Although the Trust is not controlled by Stein Roe, pursuant to Rule 13d-3(a), 1,724,400 shares beneficially owned by the Trust, with respect to which the Trust has delegated to Stein Roe shared dispositive power, are considered to be shares beneficially owned by Stein Roe by reason of such delegated powers and are reflected above. In addition to the shares beneficially owned by the Trust, other clients of Stein Roe may own shares which are included within the aggregate number of shares reported herein because Stein Roe has or shares voting or investment power over those shares.

Item 5.  Ownership of Five Percent or Less of a Class:
              Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:
              Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent
Holding Company:
              Not Applicable

Item 8.  Identification and Classification of Members of the
Group:
             Not Applicable

Item 9.  Notice of Dissolution of Group:
             Not Applicable

Item 10.  CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1999

By:  /s/ Kenneth J. Kozanda
       Kenneth J. Kozanda
       Senior Vice President & Chief Financial Officer